Exhibit 99.1

Cellect Biotechnology Ltd. Provides Corporate Update and

Reports First Quarter 2018 Financial Results

Tel Aviv, Israel May 17, 2018 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the first quarter ended March 31, 2018.

“We are very pleased with our accomplishments in the first quarter of 2018,” said Dr. Shai Yarkoni, Chief Executive Officer. “During the first quarter, we announced the results of the first group of patients after a one month follow-up in the clinical trial of Cellect’s ApoGraft™ stem cell transplant with 100% acceptance and zero related adverse events, we announced the opening of a second clinical trial site at Hadassah Medical Center and that we received the approval from the Data and Safety Monitoring Board (DSMB) for dose escalation in the clinical trial. We further announced a $4 million registered direct offering”.

We believe that 2018 will be a transformative year for Cellect Biotechnology as we engage in business outreach activity while accumulating more clinical data from the Company’s ongoing trial and working towards the commencement of a trial in the US.

Recent Corporate Highlights:

●	Successfully completed the proof of concept testing of the Company’s first in type new product prototype, ApoTainer™ using Cellect’s FasL-coated magnetic beads for maximizing efficacy and scalability of stem cell based products’ manufacturing.

First Quarter 2018 Financial Results:

●	Research and development (R&D) expenses for the first quarter of 2018 were $0.81 million, compared to $0.97 million in the fourth quarter of 2017 and $0.80 million in the first quarter of 2017. The decrease in the first quarter of 2018 as compared to the fourth quarter of 2017 was primarily due to a decrease in share-based compensation and payroll bonus.

●	General and administrative (G&A) expenses for the first quarter of 2018 were $0.98 million, compared to $0.97 million in the fourth quarter of 2017 and $0.72 million in the first quarter of 2017. The increase in the first quarter of 2018 as compared to the fourth quarter of 2017 was primarily due to an increase in business development expenses.

●	Finance income for the first quarter of 2018 was $0.78 million, compared to finance income of $0.98 million in the fourth quarter of 2017. The decrease was primarily due to changes related to fair value of the tradable and non-tradable warrants issued in prior financings.

●	Net loss for the first quarter of 2018 was $1.0 million, or $0.008 per share and $0.16 per ADS, compared to $0.96 million, or $0.008 per share and $0.16 per ADS, in the fourth quarter of 2017, and $3.5 million, or $0.039 per share and $0.78 per ADS, in the first quarter of 2017.

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Balance Sheet Highlights:

●	Cash and cash equivalents, marketable securities and short-term deposits totaled $9.8 million as of March 31, 2018, compared to $7.9 million on December 31, 2017, and $7.3 million on March 31, 2017. The change in the cash and cash equivalents was primarily due to net proceeds of $3.7 million (after deducting placement agents’ fees) raised through a registered direct offering and concurrent private placement completed in January 2018, offset by cash used in operations during the period.

●	Shareholders’ equity totaled $7.7 million as of March 31, 2018, compared to $5.4 million on December 31, 2017, and $5.0 million on March 31, 2017.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on March 31, 2018 (U.S. $1 = NIS 3.514).

About Cellect Biotechnology Ltd.

Cellect Biotechnology Ltd. (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our anticipated performance in 2018 and the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products.. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission ("SEC"), which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

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Cellect Biotechnology Ltd.

Consolidated Statement of Operation

	Convenience
	translation
	Three months ended	Three months ended
	March 31,	March 31,
	2018	2018	2017
	Unaudited	Unaudited
	U.S. dollars	NIS

Research and development expenses, net	813	2,857	2,822

General and administrative expenses	982	3,452	2,549

Total operating loss	1,795	6,309	5,371

Financial expenses (income) due to warrants exercisable into ADS	(633)	(2,224)	6,773

Other financial expenses (income), net	(145)	(510)	307

Total comprehensive loss	1,017	3,575	12,451

Loss per share and ADS:

Basic and diluted loss per share	0.008	0.028	0.137

Basic and diluted loss per ADS	0.16	0.56	2.74

Weighted average number of shares outstanding used to compute basic and diluted loss per share	126,973,049	126,973,049	91,145,370

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Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

	Convenience
	translation
	March 31,	March 31,	December 31,
	2018	2018	2017
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,151	25,128	13,734
Marketable securities	2,703	9,499	13,999
Other receivables	217	764	818

	10,071	35,391	28,551
NON-CURRENT ASSETS:
Restricted cash	133	468	305
Other long-term receivables	47	164	173
Property, plant and equipment, net	399	1,401	1,344

	579	2,033	1,822

	10,650	37,424	30,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	412	1,446	1,703
Other payables	503	1,768	2,396
	915	3,214	4,099
NON-CURRENT LIABILITIES:
Warrants to ADS	2,003	7,039	7,422
EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2017 and March 31, 2018; Issued and outstanding: 120,185,659*) and 126,973,049*) shares as of December 31, 2017 and March 31, 2018, respectively.	-	-	-
Additional Paid In Capital	27,031	94,988	82,839
Share-based payments	2,597	9,126	9,381
Treasury shares	(2,682)	(9,425)	(9,425)
Accumulated deficit	(19,214)	(67,518)	(63,943)

	7,732	27,171	18,852

	10,650	37,424	30,373

*)       Net of 2,641,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd.

Consolidated Cash Flow Data

	Convenience
	translation
	Three months ended	Three months ended
	March 31,	March 31,
	2018	2018	2017
	Unaudited	Unaudited
	U.S. dollars	NIS

Cash flows from operating activities:
Total comprehensive loss	(1,017)	(3,575)	(12,451)

Adjustments to reconcile net loss to net cash used in operating activities:
Net financing expenses	(149)	(523)	324
Loss from revaluation of financial assets presented at fair value through profit and loss	-	-	176
Depreciation	30	105	90
Share-based payment	355	1,247	847
Changes in fair value of traded and not traded warrants to ADS	(710)	(2,496)	6,773
Decrease (increase) in other receivables	18	63	(44)
Increase (decrease) in other payables	(259)	(911)	(892)
Interest received	-	-	9
Net cash used in operating activities	(1,732)	(6,090)	(5,168)

Cash flows from investing activities:
Short term deposits, net	-	-	1,510
Restricted deposit	(46)	(163)	-
Marketable securities measured at fair value through profit and loss, net	1,280	4,500	2,808
Purchase of property, plant and equipment	(40)	(140)	(69)
Net cash provided by investing activities	1,194	4,197	4,249

Cash flows from financing activities:
Exercise of warrants and stock options into shares	114	399	643
Issue of share capital and warrants, net of issue costs	3,518	12,365	-
Net cash provided by financing activities	3,632	12,764	643
Exchange differences on balances of cash and cash equivalents	149	523	(333)
Increase (decrease) in cash and cash equivalents	3,243	11,394	(609)
Balance of cash and cash equivalents at the beginning of the period	3,908	13,734	6,279
Balance of cash and cash equivalents at the end of the period	7,151	25,128	5,670

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